SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

              KANSAS CITY SOUTHERN INDUSTRIES, INC.
                        (Name of Issuer)

                   Common Stock, No Par Value
                 (Title of Class of Securities)


                           485 1701 04
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* This statement constitutes Amendment No. 6 to the Schedule 13G, dated March 4, 1988, as amended February 2, 1989, January 31, 1990, January 7, 1991, February 7, 1992 and February 11, 1993, previously filed by United Missouri Bank, n.a. (formerly United Missouri Bank of Kansas City, n.a.) ("UMB") and Amendment No. 2 to
Schedule 13G dated February 7, 1992, as amended February 11, 1993, previously filed by UMB's parent, United Missouri Bancshares, Inc. and Amendment No. 2 to Schedule 13G dated February 7, 1992, as amended February 11, 1993, previously filed by Kansas City Southern Industries, Inc. Employee Stock Ownership Plan (the "KCSI ESOP"), with respect to the common stock, no par value (the "Common Stock"), of Kansas City Southern Industries, Inc., a Delaware corporation (the "Issuer").

                       Page 1 of 12 Pages

CUSIP NO. 485 1701 04              13G       Page 2 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person:

     UNITED MISSOURI BANK, n.a.    IRS No. 44-0201230

2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                         (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization:

     United States

Number of Shares Beneficially owned by Each Reporting Person With:

     5.   Sole Voting Power:  7,640.

     6. Shared Voting Power: 5,487,472. Beneficial ownership is disclaimed as to the 3,919,058 shares held as co-trustee of the KCSI ESOP that have been allocated to the accounts of participants.

     7.   Sole Dispositive Power:  7,240.

     8. Shared Dispositive Power: 5,489,072. Beneficial ownership is disclaimed as to the 3,919,058 shares held as co-trustee of the KCSI ESOP that have been allocated to the accounts of participants.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     5,496,712. Beneficial ownership is disclaimed as to the 3,919,058 shares held as co-trustee of the KCSI ESOP that have been allocated to the accounts of participants.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares: [X] 134,752 shares of Issuer Common Stock are held in custody accounts by UMB for which UMB has no voting or dispositive power.

11.  Percent of Class Represented by Amount in Row 9:  12.84%

12.  Type of Reporting Person: BK

CUSIP NO. 485 1701 04              13G       Page 3 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person:

     UNITED MISSOURI BANCSHARES, INC. ("UMBI") IRS No. 43-0903811

2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                         (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization:

     Missouri

Number of Shares Beneficially owned by Each Reporting Person With:

     5.   Sole Voting Power:  0

     6.   Shared Voting Power:   0

     7.   Sole Dispositive Power:  0

     8.   Shared Dispositive Power:  0

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person: 0

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares: [X] 5,496,712 shares of Issuer Common Stock are held by a subsidiary in various capacities as to which UMBI has no voting or dispositive power.

11.  Percent of Class Represented by Amount in Row 9: 0

12.  Type of Reporting Person: HC

CUSIP NO. 485 1701 04              13G       Page 4 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person:

     KANSAS CITY SOUTHERN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN ("KCSI ESOP")


2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                         (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization:

     Missouri

Number of Shares Beneficially owned by Each Reporting Person With:

     5.   Sole Voting Power:  -0-

     6. Shared Voting Power: 5,484,272. Beneficial ownership is disclaimed as to the 3,919,058 shares held on behalf of the KCSI ESOP that have been allocated to the accounts of participants.

     7.   Sole Dispositive Power:  0

     8. Shared Dispositive Power: 5,484,272. Beneficial ownership is disclaimed as to the 3,919,058 shares held on behalf of the KCSI ESOP that have been allocated to the accounts of participants.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     5,484,272. Beneficial ownership is disclaimed as to the 3,919,058 shares held on behalf of the KCSI ESOP that have been allocated to the accounts of participants.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares: [ ]

11.  Percent of Class Represented by Amount in Row 9:  12.81%

12.  Type of Reporting Person: EP

CUSIP NO. 485 1701 04              13G       Page 5 of 12 Pages

Item 1(a)      Name of Issuer:

               Kansas City Southern Industries, Inc., a Delaware corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               114 West 11th Street, Kansas City, Missouri 64105

Item 2(a)      Name of Persons Filing:

               (i)       United Missouri Bank, n.a.

               (ii)      United Missouri Bancshares, Inc.

               (iii)     Kansas City Southern Industries, Inc.
                         Employee Stock Ownership Plan

Item 2(b)      Address of Principal Business or, if none,
               Residence:

               Both UMB and UMBI maintain their principal
               executive offices at and the address for the KCSI
               ESOP is 1010 Grand Avenue, Kansas City, Missouri
               64106

Item 2(c)      Citizenship:

               UMBI is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the KCSI ESOP is a trust organized in the State of Missouri.

Item 2(d) Title of Class of Securities: common stock, no par value


Item 2(e)      CUSIP Number:  485 1701 04

CUSIP NO 485 1701 04               13G       Page 6 of 12 Pages

Item 3         If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)  [   ]  Broker or Dealer under Section 15 of
                    the Act

               (b) [ X ] Bank as defined in section 3(a)(6) of the Act (UMB)

               (c)  [   ]  Insurance Company as defined in section
                    3(a)(19) of the Act

               (d)  [   ]  Investment Company registered under
                    section 8 of the Investment Company Act

               (e)  [   ]  Investment Adviser registered under
                    section 203 of the Investment Advisers Act of
                    1940

               (f) [ X ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see Section 240.13d-
                    1(b)(1)(ii)(F) (KCSI ESOP)

               (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See
                    Item 7) (UMBI)

               (h)  [   ]  Group, in accordance with Section
                    240.13d-1(b)(1)(ii)(H)

     The KCSI ESOP may be deemed to beneficially own in excess of 5% of the Issuer's Common Stock and is filing this statement as a result thereof. As co-trustee of the KCSI ESOP, UMB has certain voting and dispositive powers over such shares and is filing this schedule as a result of having such powers. UMBI owns 100% of the outstanding stock of UMB and is filing this statement solely as a result of such stock ownership which gives UMBI control over UMB.

CUSIP NO. 485 1701 04         13G       Page 7 of 12 Pages

Item 4.   Ownership.

     UMBI does not own of record any shares of Issuer Common Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of Issuer Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of Issuer Common Stock.

     The KCSI ESOP may be deemed to beneficially own the 5,484,272 shares (12.81%) of Issuer Common Stock held by the KCSI ESOP. UMB serves as co-trustee of the KCSI ESOP with Mercantile Bank of Kansas City ("MBKC"). MBKC serves as co-trustee of the KCSI ESOP for the sole purpose of jointly voting with UMB the Common Stock held by the KCSI ESOP. KCSI ESOP participants exercise voting and dispositive powers over the KCSI ESOP shares allocated to their accounts as they have the right to direct the voting of such shares and the tendering of such shares in response to a tender offer. As of the date of this statement, a total of 3,919,058 shares (9.16%) of Issuer Common Stock are allocated under the KCSI ESOP, and beneficial ownership is disclaimed as to those shares. All unallocated KCSI ESOP shares are to be voted by the trustees in the same proportion as allocated shares.

     UMB may be deemed to beneficially own a total of 5,496,712 (12.84%) shares of Issuer Common Stock including the shares held by the KCSI ESOP and shares held in other fiduciary capacities. As co-trustee, UMB may be deemed to have shared voting and dispositive power over the KCSI ESOP shares, although UMB disclaims beneficial ownership over the allocated shares. With respect to the shares held in other fiduciary capacities, UMB may also be deemed to have sole voting power over 7,640 shares, shared voting power over 3,200 shares, sole dispositive power over 7,240 shares and shared dispositive power over 4,800 shares. UMB disclaims beneficial ownership over and has not included in this statement any and all shares of Common Stock held by Mercantile Bank of Kansas City or its affiliates other than the KCSI ESOP shares and of the 134,752 shares of Common Stock held by UMB in custodial and other capacities over which UMB has no voting or dispositive power.

CUSIP NO. 485 1701 04         13G            Page 8 of 12 Pages

     As a result UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

     (a) Amount Beneficially Owned: 5,496,712. Beneficial ownership is disclaimed as to 3,919,058 shares allocated to the accounts of participants under the KCSI ESOP.

     (b)  Percent of Class:  12.84%

     (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to direct the vote:
                    7,640.

          (ii)      shared power to vote or to direct the vote:
                    5,487,472. Beneficial ownership is disclaimed as to 3,919,058 shares allocated to the accounts of participants under the KCSI ESOP.

          (iii)     sole power to dispose or to direct the
                    disposition of:  7,240.

          (iv) shared power to dispose or to direct the disposition of: 5,489,072. Beneficial ownership is disclaimed as to 3,919,058 shares allocated to the accounts of participants under the KCSI ESOP.

Item 5         Ownership of Five Percent or Less of a Class.

               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person.

               Although KCSI ESOP participants generally have no direct rights or powers with respect to dividends paid on or the proceeds from the sale of shares of the Issuer's Common Stock held by the KCSI ESOP, participants have the right to receive vested amounts representing dividends on the shares allocated to their accounts and elect to receive cash from proceeds their KCSI ESOP accounts upon distribution thereof.

CUSIP NO. 485 1701 04         13G       Page 9 of 12 Pages

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

               Information as to UMB, which is jointly filing this statement with UMBI, is presented above.

Item 8         Identification and Classification of Members of the
               Group.

               Not Applicable

Item 9         Notice of Dissolution of Group.

               Not Applicable

Item 10        Certification.

               See below.

CUSIP NO. 485 1701 04         13G            Page 10 of 12 Pages

                            Signature

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              United Missouri Bank, n.a.


Dated:  February 11, 1994     By /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President



                              United Missouri Bancshares, Inc.


Dated:  February 11, 1994     By  /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President


                              Kansas City Southern Industries,
                              Inc. Employee Stock Ownership Plan
                              and Trust

                              By:  United Missouri Bank, n.a.,
                                   Trustee


Dated:  February 11, 1994     By  /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President

                                             Page 11 of 12

                          EXHIBIT INDEX

Exhibit             Document                           Page No.


 A.              Joint Filing Agreement

                                                  Page 12 of 12
                                                        EXHIBIT A

                     JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this
Exhibit is attached with respect to the Common Stock of Kansas City Southern Industries, Inc., and consent to agree this Joint Filing Agreement being included as an Exhibit to such joint filing. In evidence thereof the undersigned hereby execute this Agreement this 11th day of February, 1994.

                              United Missouri Bank, N.A.


Dated:  February 11, 1994     By /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President



                              United Missouri Bancshares, Inc.


Dated:  February 11, 1994     By  /s/David D. Miller
                                 David D. Miller,
                                 Executive Vice President


                              Kansas City Southern Industries,
                              Inc. Employee Stock Ownership Plan
                              and Trust

                              By:  United Missouri Bank, N.A.,
                                   Trustee


Dated:  February 11, 1994     By  /s/David D. Miller
                                 David D. Miller,
                                      Executive Vice President